

SECURITIE  SION

04003304

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5/600

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *N. Hahn & Co., Inc.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__230 Park Avenue__
                         (No. and Street)

__New York__   __N.Y.__   __10169__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Nicholas H. Kim__   __(212) 983-3350__
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Nathan & Roccamo, CPAs__
                    (Name – *if individual, state last, first, middle name*)

__98-20 Metropolitan Ave.,__   __Forest Hills,__   __N.Y.__   __11375__
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Nicholas H. Kim_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _N. Hahn & Co., Inc._ , as of _December 31_ , 20 _03_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_n/a_

_____

_____

_____

_____
Signature

Presiden+
Title

Sandra Morgan
Notary Public

SANDRA MORGAN
Notary Public, State of New York
No. 24-4713771
Qualified in Kings County
Commission Expires _1-31-07_

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N. HAHN & CO., INC.

DECEMBER 31, 2003

N. HAHN & CO., INC.
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Audit Opinion

Nathan & Roccamo
Certified Public Accountants
98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 24, 2004

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue, 10th Floor
New York, N.Y.   10169

Gentlemen:

    We have audited the Statement of Financial Condition of,
N.Hahn & Co., Inc. as of December 31, 2003, as well as the
accompanying Statement of Income (Loss), Statement of Changes in
Financial Position, Computation of Net Capital and Statement of
Changes in Ownership Equity for the year then ended.   These
financial statements are the responsibility of the Company's
management.   Our responsibility is to express an opinion on these
financial statements, taken as a whole, based on our audit.

    We conducted our audit in accordance with generally accepted
auditing standards.   Those standards require that we plan and
perform the audit to obtain reasonable assurance about whether
the financial statements are free of material misstatements.   An
audit includes examining, on a test basis, evidence supporting
the amounts and disclosures in the financial statements.   An
audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating
the overall financial statement presentation.   We believe that
our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above
present fairly, in all material respects, the financial position
of N.Hahn & Co., Inc. as of December 31, 2003, as well as the
results of operations for the year ended, in conformity with
generally accepted accounting principles.

Sincerely,

Nathan & Roccamo

Nathan & Roccamo
Certified Public Accountants
98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 24, 2004

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue
New York, N.Y.   10169

Gentlemen:

In connection with our audit of your financial
statements for which we issued an opinion as part of our
audit report dated February 24, 2004, a schedule
reconciling the calculation of audited net capital to your
unaudited calculation is required. However, if there are
no material differences between the two, then a statement
saying as much would suffice.

Our calculation of audited net capital was equal to
your unaudited net capital calculation-they both totaled
$22,926. Thus, there is no difference at all between your
calculation and ours.

Sincerely,

Nathan & Roccamo

Nathan & Roccamo
Certified Public Accountants
98-20 Metropolitan Ave.
Forest Hills, New York 11375-6628
Telephone (718) 268-9226
Telecopier (718) 575-3955

February 24, 2004

Board of Directors
N. Hahn & Co., Inc.
230 Park Avenue, 10th Floor
New York, N.Y.   10169

Gentlemen:

This shall serve as a Supplemental Report to the audited financial statements prepared by this office for N.Hahn & Co., for calendar year 2003. This report is required by SEC Rule 17a-5(j).

Our audit of the financial statements of N.Hahn & Co., Inc. for 2003 did not disclose any material inadequacies.

Sincerely,

Nathan and Roccamo

N. HAHN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003

ASSETS

Current Assets:

Cash in Savings	$ 28,882	
Total Current Assets:		$ 28,882
Investments (See Note 3)		3,600

Fixed Assets:

Office Equipment and Furnishings	$ 3,160	
Less: Depreciation (See Note 1)	(3,160)	
Total Fixed Assets		-0-
TOTAL ASSETS		$ 32,482

LIABILITIES AND OWNERSHIP EQUITY

Liabilities:

Accounts Payable	$ 651	
Corporate Tax Payable	780	
Bank Loan Payable	4,525	
TOTAL LIABILITIES:		$ 5,956

Ownership Equity:

Capital Stock	$ 6,150	
Retained Earnings (See Note 2)	20,376	
TOTAL EQUITY		26,526
TOTAL LIABILITIES AND EQUITY		$ 32,482

Footnotes are an Integral Part of the Financial Statements

N. HAHN & CO., INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE:

Service Fees	$ 166,500	
Dividends Earned	230	
Interest Earned	2	
Other Income	95	
TOTAL REVENUE		$ 166,827

EXPENSES:

Salary	$ 9,900	
Employee Benefits	2,966	
Business Development	11,550	
Licenses and Permits	1,911	
Rent	14,300	
Telephone	6,865	
Professional Fees	1,000	
Professional Development/Education	1,855	
Travel	921	
Entertainment	1,984	
Insurance	5,133	
Dues and Subscriptions	2,986	
Payroll Taxes	1,085	
Bank Charges	194	
Postage & Delivery	1,173	
Office Supplies/Expense	4,656	
Corporation Tax	8,956	
Outside Services	167	
TOTAL EXPENSE:		(77,602)
NET INCOME (LOSS)		$ 89,225

Footnotes are an Integral Part of the Financial Statements

EXHIBIT C

N. HAHN & CO., INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 2003

FUNDS PROVIDED BY OPERATIONS:

Net Income	$ 89,225
Decrease Accounts Payable	(1,667)
Decrease Payroll Taxes Payable	(656)
Decrease Salaries Payable	(2,116)
Decrease Corporate Tax Payable	(210)
Increase Bank Loan Payable	4,525

FUNDS EXPENDED FROM OPERATIONS:

Distributions to Shareholder	(104,527)

NET FUNDS PROVIDED BY OPERATIONS $(15,426)

CHANGES IN WORKING CAPITAL COMPONENTS:

Increase in Cash-		
Cash Balance, December 31, 2003	$ 28,882	
Cash Balance, January 1, 2003	(44,308)	
Net Increase in Cash		$(15,426)

Footnotes are an Integral Part of the Financial Statements

N. HAHN & CO., INC.
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31ST, 2003

Total Ownership Equity from Statement of Financial Condition-Net Capital	$26,526
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-
Total capital and allowable subordinated liabilities	$26,526
Other deductions and/or charges- non-allowable assets- investments	(3,600)
Net capital before haircuts on securities positions	$22,926
Haircuts on securities positions	-0-
Net Capital	$22,926
Less: Minimum dollar net capital requirement Of reporting broker or dealer	(5,000)
Excess Net Capital	$17,926

Footnotes are an Integral Part of the Financial Statements

N. HAHN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31ST, 2003

Balance, January 1st, 2003	$ 41,828
Net Income for the Year Ended December 31st, 2003	89,225
Deductions-Distributions to Shareholder	(104,527)
Balance, December 31st, 2003	$ 26,526

N. HAHN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. Description of Business and Generally-Accepted Accounting Principles Used:

N. Hahn & Co., Inc. provides investment banking services. It is a New York corporation formed on January 6, 1998, and it reports the results of its operations on a calendar year basis.

N. Hahn & Co., Inc., has elected "S" corporation status effective January 1, 1999. Thus, the corporation is not required to pay corporate-level tax on its earnings, except to New York City, which does not recognize S Corporations. Rather, items of income, loss, gains and deductions pass through to be reported on the shareholder's personal income tax returns.

The corporation has elected to capitalize as fixed assets certain equipment and office furnishings used in the business. The items so treated are those of significant cost that have a useful life of more than one year. For statement purposes and tax reporting purposes, Management expensed the cost of these assets in 1999 under Internal Revenue Code Section 179.

2. Retained Earnings:

The corporation was formed in 1998, incurring expenses without realizing any income. Thus, it incurred a loss in 1998 of $4,543.

N. Hahn & Co., Inc., after operating as a C corporation in 1998 elected to be taxed as an S corporation effective January 1, 1999. The net income from 1998 through December 31, 2003 is $383,876; against this, the Shareholder has withdrawn $363,500. The balance in retained earnings is thus $20,376. For S corporation purposes, this would be reported on a tax return as a C corporation deficit of $4,543 and a balance in accumulated adjustments of $24,919.

3. Investments:

During 2000 NASD members such as the corporation were invited to purchase equity through two separate private placements of NASDAQ securities. The corporation subscribed for 200 shares, paying $2,200.00, and later in 2000 purchased warrants for an additional $1,400.00. These holdings are not readily marketable and are thus not carried as current assets.